UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)(1)

PROLINK HOLDINGS CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

022780 10 0

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 6,935,437
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 6,935,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON CO
(1) Includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 6,935,437
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 6,935,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IA
(1) Includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP 20-0593276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 5,825,767
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 5,825,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,825,767 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN
(1) Includes 204,301 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC 20-8107048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 5,825,767
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 5,825,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,825,767 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON OO
(1) Includes 204,301 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 6,935,437
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 6,935,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN
(1) Includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 6,935,437
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 6,935,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN
(1) Includes 243,216 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.

CUSIP No. 022780 10 0

This Amendment No. 1 to Schedule 13D (this "Amendment"), is being filed to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 5, 2004 by Trinad Capital LP, Trinad Management, LLC, Trinad Advisors GP, LLC (predecessor to Trinad Advisors II, LLC) and Robert Ellin, and the Schedule 13D filed with the Securities and Exchange Commission on January 17, 2006, filed by Trinad Capital Master Fund, Ltd., and Robert S. Ellin (collectively, the "Schedule 13-D").

Item 1 Security and Issuer:

This Amendment relates to the common stock, par value $0.001 per share (the "Common Stock") and Common Stock warrants, of ProLink Holdings Corp., a Delaware corporation (the "Issuer").

The principal executive offices of the Issuer are located at 1410 South Benson Lane, Chandler, Arizona 85224.

Item 2 is hereby amended in its entirety to read as follows:

Item 2. Identity and Background:

(a), (c) and (f)

This Schedule is being jointly filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of March 31, 2007, Trinad Capital LP is the owner of 84% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital LP.

(iv) Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin, an individual and a director of the Issuer. Mr Ellin’s, principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

CUSIP No. 022780 10 0

(vi) Jay A. Wolf, an individual and a director of the Issuer. Mr Wolf’s principal occupation is to serve as portfolio manager and managing director for Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was and or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3 is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration:

On April 19, 2004 Trinad Capital LP acquired control of Amalgamated Technologies, Inc. (“Amalgamated”), predecessor by merger of the Issuer, by purchasing 1,223,871 from David Rector, Amalgamated former president and chief executive officer and 570,563 from other Amalgamated stockholders. On October 27, 2005 in connection with a restructuring of the Trinad funds Trinad Capital LP contributed all of its 1,794,435 shares in the Issuer to Trinad Capital Master Fund, Ltd.

On April 19, 2004, Trinad Management, LLC acquired 1,223,872 shares from David Rector, Amalgamated former president and chief executive officer and 531,676 from other Amalgamated stockholders. Trinad Management LLC gave as a gift 1,576 shares to third parties. On June 1, 2006, Trinad Management, LLC contributed 1,753,972 shares in the Issuer to Trinad Capital Master Fund, Ltd.

On December 23, 2005, Trinad Capital Master Fund, Ltd. acquired 2,766,520 shares in exchange for its membership interests in ProLink, Solutions, LLC, a Delaware limited liability company pursuant to a Contribution Agreement in December 23, 2005 pursuant to which the members of ProLink, Solutions, LLC, a Delaware limited liability company received shares of Amalgamated Technologies, Inc. (predecessor by merger of the Issuer) in exchange for their membership interests in ProLink.

CUSIP No. 022780 10 0

On December 23, 2005, Trinad Capital Master Fund, Ltd. acquired 327,294 shares of Common Stock and warrants to purchase 243,216 shares of Common Stock for $200,000 in a private transaction.

Item 4 is hereby supplemented as follows:

Item 4. Purpose of Transaction:

The Reporting Persons originally acquired their interest in Amalgamated Technologies with the intent of consummating a common stock financing in which the Amalgamated Technologies would raise net proceeds of at least $5 million to be used to seek additional business opportunities for Amalgamated Technologies. Their intentions were achieved in December, 2005 when the Issuer completed a reverse merger with Amalgamated Technologies.

Subsequently, the Reporting Persons acquired additional shares of Common Stock for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in the instructions of Item 4 of Schedule 13D.

Item 5 is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer:

(a) As of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 6,935,437 shares of the Common Stock, (which amount includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.) representing approximately 18.3% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC are deemed the beneficial owner of 6,935,437 shares of the Common Stock (which amount includes 243,216 shares of common stock underlying currently exerciseable outstanding warrants held by Trinad Capital Master Fund, Ltd.) held by Trinad Capital Master Fund, Ltd. representing approximately 18.3% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of March 31, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 84% of the shares of the 5,825,767 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., (which amount includes 204,301 shares of common stock underlying currently exercisable outstanding warrants held by Trinad Capital Master Fund, Ltd.) representing 15.4% of the Common Stock of the Issuer.

CUSIP No. 022780 10 0

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

The percentages used herein and are calculated based 37,559,881 shares of Common Stock reported by the Issuer to be issued and outstanding as of April 20, 2007, in the Issuer's Amendment No. 1 to Form 10-KSB/A Statement, as filed with the Securities and Exchange Commission on April 30, 2007.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)

During the last 60 days, the Reporting Persons purchased 50,000 shares on April 20, 2007 for $70,015 including commissions.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer:

None.

Item 7. Material to be Filed as Exhibits:

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of May 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director Date: May 10, 2007		Robert S. Ellin, Managing Member Date: May 10, 2007

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member Date: May 10, 2007		Robert S. Ellin, Managing Member Date: May 10, 2007

By:	/s/ Robert S. Ellin		/s/ Jay A. Wolf
	Robert S. Ellin, an individual Date: May 10, 2007		Jay A. Wolf, an individual Date: May 10, 2007

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT I
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director Date: May 10, 2007		Robert S. Ellin, Managing Member Date: May 10, 2007

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member Date: May 10, 2007		Robert S. Ellin, Managing Member Date: May 10, 2007

By:	/s/ Robert S. Ellin		/s/ Jay A. Wolf
	Robert S. Ellin, an individual Date: May 10, 2007		Jay A. Wolf, an individual Date: May 10, 2007